Medex Holdings Corporation

2231 Rutherford Road

Carlsbad, California 92008

March 21, 2005

BY FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             Medex Holdings Corporation

Withdrawal of Registration Statement on Form S-1

File No. 333-118172

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Medex Holdings Corporation (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, commission File No. 333-118172 (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on August 12, 2004.

The Registrant has determined that it is not now in its best interests or that of its shareholders to undertake this offering.  As a result, the Registrant has determined not to proceed with the contemplated offering.  No securities have been sold pursuant to the Registration Statement and the Registration Statement has not been declared effective by the Commission.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

If you have any questions regarding the foregoing application for withdrawal, please contact Michael J. Pedrick at Morgan, Lewis & Bockius LLP, legal counsel to the Registrant, at (215) 963-4808.  Please provide a copy of the order consenting to this withdrawal to Mr. Pedrick by facsimile at (877) 432-9652.

Very truly yours,

MEDEX HOLDINGS CORPORATION

/s/ Dominic A. Arena
Dominick A. Arena
President and Chief Executive Officer